July 13, 2012

VIA EDGAR

Linda Cvrkel
Effie Simpson
Securities and Exchange Commission
100 Fifth Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re: The Andersons, Inc.
Form 10-K for the year ended December 31, 2011
Filed February 27, 2012
File No. 000-20557

Dear Ms. Cvrkel:

This letter is provided in response to the written comments received from the Staff of the Division of Corporate Finance on June 4, 2012 with regard to the Form 10-K for the fiscal year ended December 31, 2011.

In connection with our Form 10-K for the fiscal year ended December 31, 2011, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management's Discussion and Analysis of Financial Condition and Results of Operations Operating Results, page 26

SEC COMMENT:

1. We note that your discussion of the changes in the results of operations focuses solely on sales and gross profit. Please revise to also discuss and analyze cost of sales. Because gross profit is impacted by both sales and cost of sales, we believe a separate discussion of cost of sales results is necessary and appropriate.

REGISTRANT RESPONSE:

We will revise our document in future filings to include a discussion and analysis on cost of sales and its impact on gross profit. We are currently drafting our Form 10-Q for the period ended June 30, 2012, and therefore, propose making the change beginning with our Form 10-Q for the period ending September 30, 2012.

SEC COMMENT:

2. In addition, please describe the significant cost components which comprise cost of sales and any material change in these cost components such that an investor may better understand the nature of the costs within cost of sales and changes in such costs. Your discussion of your results of operations for each of your segments should be similarly revised.

REGISTRANT RESPONSE:

We will revise our document in future filings to describe the significant cost components which comprise cost of sales, noting any material changes in these cost components. As previously mentioned, we are currently drafting our Form 10-Q for the period ended June 30, 2012, and therefore, propose making the change beginning with our Form 10-Q for the period ending September 30, 2012.

We welcome the opportunity to discuss any questions with respect to our responses to the Staff's comments. Please direct your questions to Naran Burchinow, Vice President, General Counsel and Corporate Secretary at (419) 891-6403 or Naran_Burchinow@andersonsinc.com or John Granato, Chief Financial Officer at (419) 897-6764 or John_Granato@andersonsinc.com.

Very truly yours,

/s/ John Granato

John Granato
Chief Financial Officer